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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR

REGISTRATION UNDER SECTION 12(b) OF THE

SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-07182

Issuer: Merrill Lynch & Co., Inc.

Exchange: NYSE Alternext US, LLC

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

Address: 4 World Financial Center

New York, New York 10080

Telephone: (212) 449-1000

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

See Exhibit A attached hereto

(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐	17 CFR 240.12d2-2(a)(1)

☐	17 CFR 240.12d2-2(a)(2)

☐	17 CFR 240.12d2-2(a)(3)

☐	17 CFR 240.12d2-2(a)(4)

☐	Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.[1]

☒	Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, Merrill Lynch & Co., Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

November 10, 2008	By	/s/ John Thurborn	Authorized Signatory Director of Asset Liability Management and Funding
Date		Name	Title

[1]	Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Exhibit A

Title of each class to be withdrawn	Name of Exchange on which each class is to be withdrawn
Accelerated Return Notes Linked to the S&P 500® Index Due November 26, 2008	NYSE Alternext US, LLC
12% Callable STock Return Income DEbt SecuritiesSM Due September 4, 2009 Payable on the stated maturity date with Apple Inc. common stock	NYSE Alternext US, LLC
STEP Income Securities SM Due June 25, 2009 linked to the common stock of Apple Inc.	NYSE Alternext US, LLC
Bear Market Strategic Accelerated Redemption SecuritiesSM Linked to the S&P Small Cap Regional Banks Index Due February 2, 2010	NYSE Alternext US, LLC
Accelerated Return Bear Market Notes Linked to the Russell 3000® Index due October 2, 2009	NYSE Alternext US, LLC
Bear Market Strategic Accelerated Redemption SecuritiesSM Linked to the Consumer Discretionary Select Sector Index Due December 28, 2009	NYSE Alternext US, LLC
Accelerated Return Bear Market Notes Linked to the Russell 3000® Index Due January 21, 2009	NYSE Alternext US, LLC
9% Callable STock Return Income DEbt SecuritiesSM due March 5, 2009 Payable on the maturity date with Best Buy Co., Inc. common stock	NYSE Alternext US, LLC
Capped Leveraged Index Return Notes® Linked to the MSCI Brazil IndexSM due January 20, 2010	NYSE Alternext US, LLC
Accelerated Return NotesSM Linked to the MSCI Brazil IndexSM Due May 5, 2009	NYSE Alternext US, LLC
8% Monthly Income Strategic Return Notes® Linked to the CBOE DJIA BuyWrite Index due November 9, 2010	NYSE Alternext US, LLC
8% Monthly Income Strategic Return Notes® Linked to the CBOE S&P 500 BuyWrite Index due June 7, 2010	NYSE Alternext US, LLC
10% Callable STock Return Income DEbt SecuritiesSM Due March 6, 2009 Payable on the stated maturity date with The Boeing Company common stock	NYSE Alternext US, LLC
8% Monthly Income Strategic Return Notes® Linked to the CBOE S&P 500 BuyWrite Index due January 3, 2011	NYSE Alternext US, LLC
11% Callable STock Return Income DEbt SecuritiesSM Due April 28, 2009 payable on the maturity date with Cisco Systems, Inc. common stock	NYSE Alternext US, LLC
Strategic Accelerated Redemption SecuritiesSM Linked to the Dow Jones Industrial AverageSM due July 7, 2010	NYSE Alternext US, LLC
STrategic Accelerated Redemption SecuritiesSM Linked to the Dow Jones Industrial AverageSM Due April 2, 2010	NYSE Alternext US, LLC
STrategic Accelerated Redemption SecuritiesSM Linked to the Dow Jones EURO STOXX 50SM Index Due November 9, 2009	NYSE Alternext US, LLC
Accelerated Return NotesSM Linked to the Dow Jones Industrial AverageSM Due February 5, 2009	NYSE Alternext US, LLC
Accelerated Return NotesSM Linked to the PHLX Semiconductor SectorSM Index Due January 21, 2009	NYSE Alternext US, LLC
Accelerated Return NotesSM Linked to the MSCI EAFE Index® Due December 4, 2008	NYSE Alternext US, LLC
STEP Income SecuritiesSM Due July 14, 2009 Linked to the common stock of Freeport-McMoRan Copper & Gold Inc.	NYSE Alternext US, LLC

Title of each class to be withdrawn	Name of Exchange on which each class is to be withdrawn
100% Principal Protected Global Currency Basket Notes due February 9, 2009	NYSE Alternext US, LLC
Accelerated Return NotesSM Linked to the PHLX Gold & Silver SectorSM Index Due December 3, 2008	NYSE Alternext US, LLC
9% Callable STock Return Income DEbt SecuritiesSM Due March 1, 2010 Payable on the stated maturity date with Google Inc. common stock	NYSE Alternext US, LLC
Accelerated Return NotesSM Linked to the Russell 1000 Growth® Index Due December 4, 2008	NYSE Alternext US, LLC
Accelerated Return NotesSM Linked to the PHLX Gold and Silver SectorSM Index Due January 16, 2009	NYSE Alternext US, LLC
Bear Market Strategic Accelerated Redemption SecuritiesSM Linked to the PHLX Housing SectorSM Index due November 3, 2009	NYSE Alternext US, LLC
Strategic Return Notes® Linked to the Merrill Lynch Factor ModelSM due November 7, 2012	NYSE Alternext US, LLC
11% Callable STock Return Income DEbt SecuritiesSM Due February 8, 2010 payable on the stated maturity date with The Home Depot, Inc. common stock	NYSE Alternext US, LLC
Accelerated Return NotesSM Linked to the Health Care Select Sector Index due June 2, 2009	NYSE Alternext US, LLC
Accelerated Return Bear Market Notes Linked to the Energy Select Sector Index due June 29, 2009	NYSE Alternext US, LLC
Accelerated Return Bear Market Notes Linked to the Energy Select Sector Index due May 5, 2009	NYSE Alternext US, LLC
Strategic Return Notes® Linked to the Industrial 15 Index due August 9, 2010	NYSE Alternext US, LLC
Accelerated Return NotesSM Linked to the MSCI EAFE® Index Due August 27, 2009	NYSE Alternext US, LLC
Callable Market Index Target-Term Securities® due May 4, 2009 Linked to the S&P 500® Index	NYSE Alternext US, LLC
Strategic Return Notes® Linked to the Baby Boomer Consumption Index due September 6, 2011	NYSE Alternext US, LLC
Accelerated Return NotesSM Linked to the S&P MidCap 400® Index Due January 21, 2009	NYSE Alternext US, LLC
Accelerated Return NotesSM Linked to the MSCI EAFE Index® Due February 6, 2009	NYSE Alternext US, LLC
Strategic Return Notes® Linked to the Industrial 15 Index due February 2, 2012	NYSE Alternext US, LLC
9% Callable STock Return Income DEbt SecuritiesSM Due December 4, 2009 Payable on the stated maturity date with Exxon Mobil Corporation common stock	NYSE Alternext US, LLC
Capped Leveraged Index Return Notes® Linked to the MSCI Emerging Markets IndexSM due January 29, 2010	NYSE Alternext US, LLC
Market Index Target-Term Securities® based upon the Dow Jones Industrial AverageSM due August 7, 2009	NYSE Alternext US, LLC
S&P 500® Market Index Target-Term Securities® due September 4, 2009	NYSE Alternext US, LLC
Accelerated Return NotesSM Linked to the MSCI EAFE Index® due October 5, 2009	NYSE Alternext US, LLC
Dow Jones EURO STOXX 50SM Index Market Index Target-Term Securities® due June 28, 2010	NYSE Alternext US, LLC
Strategic Return Notes® Linked to the Value 30 Index due July 6, 2011	NYSE Alternext US, LLC

Title of each class to be withdrawn	Name of Exchange on which each class is to be withdrawn
S&P 500® Market Index Target-Term Securities® due June 29, 2009	NYSE Alternext US, LLC
Nikkei 225 Market Index Target-Term Securities® due March 30, 2009	NYSE Alternext US, LLC
Nikkei 225 Market Index Target-Term Securities® due April 5, 2010	NYSE Alternext US, LLC
Strategic Return Notes® Linked to the Select Ten Index due March 8, 2012	NYSE Alternext US, LLC
Strategic Return Notes® Linked to the Value 30 Index due August 8, 2011	NYSE Alternext US, LLC
Accelerated Return NotesSM Linked to the MSCI EAFE® Index Due May 4, 2009	NYSE Alternext US, LLC
Strategic Return Notes® Linked to the Merrill Lynch Factor ModelSM due December 6, 2012	NYSE Alternext US, LLC
12% Callable STock Return Income DEbt SecuritiesSM due March 26, 2010 payable on the stated maturity date with Monsanto Company common stock	NYSE Alternext US, LLC
STEP Income SecuritiesSM Due August 17, 2009 linked to the common stock of Monsanto Company	NYSE Alternext US, LLC
Nikkei 225® Market Index Target-Term Securities® due June 5, 2009	NYSE Alternext US, LLC
50/150 Nikkei 225® Index Notes due October 7, 2009	NYSE Alternext US, LLC
Accelerated Return NotesSM Linked to the S&P 500® Index Due April 6, 2009	NYSE Alternext US, LLC
Accelerated Return NotesSM Linked to the Nikkei 225® Index Due June 26, 2009	NYSE Alternext US, LLC
STEP Income SecuritiesSM Due June 4, 2009 Linked to the common stock of Qualcomm Incorporated	NYSE Alternext US, LLC
STrategic Accelerated Redemption SecuritiesSM Linked to the Russell 2000® Index Due April 2, 2010	NYSE Alternext US, LLC
Capped Leveraged Index Return Notes® Linked to the Russell 2000® Index due January 20, 2010	NYSE Alternext US, LLC
Capped Leveraged Index Return Notes® Linked to the Russell 2000® Index Due October 30, 2009	NYSE Alternext US, LLC
Market Index Target-Term Securities® based upon the Russell 2000® Index due March 30, 2009	NYSE Alternext US, LLC
Strategic Return Notes® Linked to the Select Ten Index due May 10, 2012	NYSE Alternext US, LLC
Strategic Return Notes® Linked to the Select Ten Index due November 8, 2011	NYSE Alternext US, LLC
Accelerated Return NotesSM Linked to the S&P 100® Index Due January 21, 2009	NYSE Alternext US, LLC
Accelerated Return Bear Market Notes Linked to the Russell 2000® Index Due February 5, 2009	NYSE Alternext US, LLC
Accelerated Return NotesSM Linked to the S&P 500® Index due August 27, 2009	NYSE Alternext US, LLC
Strategic Accelerated Redemption SecuritiesSM Linked to the S&P 500® Index due March 8, 2010	NYSE Alternext US, LLC
Strategic Accelerated Redemption SecuritiesSM Linked to the S&P 500® Index due November 30, 2009	NYSE Alternext US, LLC
Accelerated Return NotesSM Linked to the S&P 500® Index due December 4, 2008	NYSE Alternext US, LLC
Strategic Return Notes® Linked to the Industrial 15 Index due August 3, 2009	NYSE Alternext US, LLC
Strategic Accelerated Redemption SecuritiesSM Linked to the S&P 500® Index Due May 4, 2010	NYSE Alternext US, LLC
9% Callable STock Return Income DEbt SecuritiesSM Due September 24, 2009 Payable on the stated maturity date with Caterpillar Inc. common stock	NYSE Alternext US, LLC
Strategic Accelerated Redemption SecuritiesSM Linked to the S&P 500® Index Due August 3, 2010	NYSE Alternext US, LLC

Title of each class to be withdrawn	Name of Exchange on which each class is to be withdrawn
Strategic Accelerated Redemption SecuritiesSM Linked to the S&P 500® Index Due June 25, 2010	NYSE Alternext US, LLC
Strategic Return Notes® Linked to the Select 10 Index due July 5, 2012	NYSE Alternext US, LLC
Strategic Return Notes® Linked to the Select Utility Index due February 25, 2009	NYSE Alternext US, LLC
Strategic Return Notes® Linked to the Select Utility Index due September 28, 2009	NYSE Alternext US, LLC
Accelerated Return NotesSM Linked to the PHLX Gold and Silver SectorSM Index Due June 2, 2009	NYSE Alternext US, LLC